Financial Report Grupo Financiero Galicia S.A. 20252nd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, August 26, 2025, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the second quarter, ended on June 30, 2025.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Gonzalo Fernández Covaro
Chief Financial Officer

Pablo Firvida
Head of Investor Relations

"

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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August 27, 2025
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Merger Galicia Más (formerly HSBC)

Following the acquisition of HSBC Argentina's businesses, a Corporate Reorganization was carried out. The objective of this reorganization is to optimize and integrate the use of available resources, consolidate a single portfolio of products and services, and offer a high-value customer experience. This transformation is part of Grupo Galicia's strategy to strengthen its financial ecosystem, expand its value proposition, and boost the sustainable growth of its businesses.

The Corporate Reorganization process included a spin-off/merger and mergers by absorption, with the following results:

- Unification of the banking business: Banco Galicia absorbed Banco GGAL S.A. (formerly HSBC), which was dissolved without liquidation, resulting in a single banking entity.
- Unification of the mutual fund management business: Galicia Asset Management absorbed GGAL Asset Management S.A., which was dissolved without liquidation, thus consolidating the business into a single entity.
- Absorption of GGAL Participaciones S.A.U.: Sudamericana Holdings absorbed GGAL Participaciones S.A.U., which was dissolved without liquidation.

> The Corporate Reorganization takes effect on January 1, 2025. Therefore, and to facilitate comparison, the information for the first quarter of 2025 for Banco Galicia, Fondos Fima, and Galicia Seguros has been restructured.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.327,392 million Net income for the period attributable to Grupo Galicia -67% vs. 6M 2024 Net profit per share 2Q 2025 Ps.107.48 Capital Ratio 22.3% ROE 9.1% -2,820 bp vs. 6M 2024 Efficiency 46.8% +1,360 bp vs. 6M 2024 Employees 11,316 Branches and other points of sale 480 Deposits accounts In thousands 19,147 Credit cards In thousands 15,234 5 Ps.172,637 million Net income for the quarter attributable to Grupo Galicia -70% vs. 2Q 2024 ROE 9.5% -3,330 bp vs. 2Q 2024 Efficiency 43.1% +1,120 bp vs. 2Q 2024 Highlights Nera Market share: Loans to the private sector(1) 15.3% Market share: Deposits to the private sector(1) 17.5% (1) Market share calculated for Banco Galicia and Naranja X (Naranja Digital).

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Selected ratios Percentages 2025 2025 2024 Variation (bp) 2Q 1Q 2Q vs.1Q25 vs.2Q24 ROA 1.9 1.7 10.0 20 (810) ROE 9.5 8.9 42.8 60 (3,330) Financial Margin 20.9 20.6 53.0 30 (3,210) Efficiency ratio 43.1 50.9 31.9 (780) 1,120 Capital ratio (1) 22.3 24.4 (2) 26.4 (210) (410) NPL Ratio 5.5 3.6 2.7 190 280 Allowance for loan losses / Private-sector financing 6.4 5.2 4.1 120 230 Coverage 117.9 143.8 153.5 (2,590) (3,560) Non-accrual portfolio with guarantees to non-accrual portfolio 3.3 4.2 2.8 (90) 50 Cost of risk 10.9 8.6 8.6 230 230 6 Selected financial information (1) Galicia consolidated with Naranja X (2) Galicia consolidated with Naranja X and Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Net income attributable to Grupo Galicia for the quarter amounted to Ps.172,637 million, which represented a 1.9% annualized return on average assets and a 9.5% annualized return on average shareholder's equity.

Said result was mainly due to profits from its interest in Galicia (Ps.97,756 million), in Naranja X (Ps.32,130 million), in Fondos Fima (Ps.27,031 million), and in Galicia Seguros (Ps.12,714 million).


Results of the main companies
Galicia
97,756
412,431
Naranja X
32,130
112,603
Galicia Seguros
12,714
17,601
Fondos Fima
27,031
16,759
2Q 2025
2Q 2024

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Income Statement					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q	vs.1Q25	vs.2Q24
Net interest income	1,215,236	1,125,591	1,774,610	8	(32)
Net fee income	364,367	381,592	280,828	(5)	30
Net results from financial instruments	234,481	258,072	259,467	(9)	(10)
Gold and foreign currency quotation differences	61,345	17,034	58,695	260	5
Other operating income	189,887	175,911	109,168	8	74
Insurance business results	21,075	29,546	17,233	(29)	22
Loan loss provisions	(564,042)	(428,559)	(202,865)	32	178
Net operating income	**1,522,349**	**1,559,187**	**2,297,136**	**(2)**	**(34)**
Personnel expenses	(230,621)	(248,256)	(232,715)	(7)	(1)
Administrative expenses	(261,111)	(268,093)	(218,173)	(3)	20
Depreciations and devaluations of assets	(66,343)	(65,756)	(46,642)	1	42
Other operating expenses	(405,143)	(326,033)	(293,106)	24	38
Operating Income	**559,131**	**651,049**	**1,506,500**	**(14)**	**(63)**
Results from the net monetary position	(283,821)	(416,316)	(622,505)	(32)	(54)
Results from associates and joint ventures	548	(3,968)	(841)	(114)	(165)
Income tax	(103,187)	(75,959)	(309,366)	36	(67)
Net income	**172,671**	**154,806**	**573,788**	**12**	**(70)**
Net Income Attributable to Non-controlling Interests	34	51	75	(33)	(55)
Net Income Attributable to Grupo Galicia	172,637	154,755	573,713	12	(70)
Other comprehensive income	29,241	(90,652)	521	(132)	n.m.
Total comprehensive income	**201,912**	**64,154**	**574,309**	**215**	**(65)**
Total comprehensive income Attributable to Non-controlling Interests	34	50	75	(32)	(55)
Total comprehensive income Attributable to Grupo Galicia	201,878	64,104	574,234	215	(65)

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	2Q	1Q	2Q	vs.1Q25	vs.2Q24
Assets					
Cash and due from banks	6,074,500	6,186,112	3,616,918	(2)	68
Debt securities	1,528,366	1,411,396	2,216,410	8	(31)
Net loans and other financing	18,705,013	17,556,524	8,958,907	7	109
Other financial assets	9,061,139	9,325,001	7,851,646	(3)	15
Investment in subsidiaries, associates and joint ventures	2,593	2,039	3,484	27	(26)
Property, bank premises, equipment	1,129,992	1,165,705	912,842	(3)	24
Intangible assets	340,973	341,398	308,652	—	10
Other assets	751,122	865,678	288,244	(13)	161
Assest from insurance and reinsurance contracts	93,986	103,095	88,342	(9)	6
Assets available for sale	8,368	16,718	24	(50)	n.m.
Total assets	**37,696,052**	**36,973,666**	**24,245,469**	**2**	**55**
Liabilities					
Deposits	21,568,235	20,376,525	12,184,531	6	77
Financing from financial entities	535,211	548,772	304,072	(2)	76
Other financial liabilities	4,453,456	5,213,797	4,586,678	(15)	(3)
Negotiable obligations	1,379,999	1,125,255	172,170	23	702
Subordinated negotiable obligations	308,020	287,763	327,011	7	(6)
Other liabilities	1,756,371	1,515,487	1,142,504	16	54
Liabilities from insurance and reinsurance contracts	767,281	741,921	225,607	3	240
Total liabilities	**30,768,573**	**29,809,520**	**18,942,573**	**3**	**62**
Total Shareholders' equity	**6,927,479**	**7,164,146**	**5,302,896**	**(3)**	**31**

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Grupo Galicia Galicia Financial Report Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.128,447 million Net income for the period -84% vs. 6M 2024 Portfolio Quality 4.4% +130 bp. vs. 2Q 2024 Coverage 117.9% -4,070 bp. vs. 2Q 2024 ROE 4.6% -3,250 bp vs. 6M 2024 Efficiency 53.8% +2,380 bp vs. 6M 2024 11 Ps.97,756 million Net income for the quarter -76% vs. 2Q 2024 ROE 7.6% -2,930 bp vs. 2Q 2024 Efficiency 47.9% +1,670 bp vs. 2Q 2024 Cost of risk 2Q 8.1% +120 bp. vs. 2Q 2024 Cost of risk 6M 7.5% +60 bp. vs. 6M 2024 Capital Ratio 23.7% -510 bp. vs. 2Q 2024 14.5% Market share: Loans to the private sector 16.0% Market share: Deposits to the private sector +260 bp vs. 2Q 2024 +550 bp vs. 2Q 2024 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 356 11,217 7,470 5,441 Digital clients 91% To facilitate comparability, the information corresponding to 1Q2025 has been adjusted. The information corresponding to 2Q2024 does not include the balances of Galicia Más.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

In the second quarter of 2025, Galicia registered a net income of Ps.97,756 million, Ps.314,675 million (76%) lower than the result of the same quarter of the previous year, which represented an annualized ROE of 7.6% and an ROA of 1.5%.

The operating result was Ps.789,026 million (67%) lower than in the second quarter of 2024, as a consequence of a lower net operating income.

Net operating income reached Ps.1,058,905 million, Ps.695,413 million (40%) lower than the Ps.1,754,318 million in the same quarter of the previous year, mainly as a consequence of a lower net interest income for Ps.512,663 million (36%), and a higher result from loan loss provisions for Ps.219,221 million (192%).

Compared to the first quarter of 2025, the net income was higher by Ps.67,065 million (219%).

In the second quarter of 2025, there was an increase in net interest income of Ps.70,398 million (8%) and a higher result from gold and foreign currency quotation differences of Ps.42,603 million (254%). These results were partially offset by a higher loan loss provisions of Ps.70,901 million (27%). Additionally, the slowdown in inflation during the second quarter of 2025 led to an improvement in the result from the net monetary position of Ps.104,808 million (31%).

Income Statement

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q[1]	vs.1Q25	vs.2Q24
Net interest income	917,490	847,092	1,430,153	8	(36)
Net fee income	215,430	231,183	165,437	(7)	30
Net results from financial instruments	118,189	138,112	187,085	(14)	(37)
Gold and foreign currency quotation differences	59,378	16,775	52,978	254	12
Other operating income	81,635	74,242	32,661	10	150
Loan-loss provisions	(333,217)	(262,316)	(113,996)	27	192
Net operating income	**1,058,905**	**1,045,088**	**1,754,318**	**1**	**(40)**
Personnel expenses	(168,837)	(178,612)	(173,195)	(5)	(3)
Administrative expenses	(201,055)	(203,917)	(149,443)	(1)	35
Depreciations and devaluations of assets	(54,669)	(57,343)	(36,604)	(5)	49
Other operating expenses	(250,649)	(223,895)	(222,355)	12	13
Operating income	**383,695**	**381,321**	**1,172,721**	**1**	**(67)**
Results from the net monetary position	(228,089)	(332,897)	(523,285)	(31)	(56)
Results from associates and joint businesses	2,330	(2,506)	908	(193)	157
Income tax	(60,180)	(15,227)	(237,913)	295	(75)
Net Income	**97,756**	**30,691**	**412,431**	**219**	**(76)**
Other comprenhensive income	16,059	(76,533)	1,127	n.m.	1,325
Total comprenhensive income	**113,815**	**(45,842)**	**413,558**	**(348)**	**(72)**

1. Does not included Galicia Más

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 13 Profitability and efficiency Financial margin Efficiency ratio (1) ROA ROE 1.5% 0.5% 9.0% 2Q 2025 1Q 2025 2Q 2024 7.6% 2.4% 36.9% 2Q 2025 1Q 2025 2Q 2024 18.5% 18.0% 52.5% 2Q 2025 1Q 2025 2Q 2024 47.9% 61.1% 31.2% 2Q 2025 1Q 2025 2Q 2024 1. Does not include Galicia Más (1) (1) (1) (1)

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2025 2Q		2025 1Q		2024 2Q[2]		Variation (% | bp) vs.1Q25		Variation (% | bp) vs.2Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**13,355,030**	**46.73**	**12,747,169**	**48.21**	**10,723,504**	**80.93**	**5**	**(148)**	**25**	**(3,420)**
Government securities	4,064,170	47.21	4,672,402	46.58	4,200,751	103.26	(13)	63	(3)	(5,605)
Loans	9,180,524	45.45	8,002,945	48.93	4,238,289	70.36	15	(348)	117	(2,491)
Other interest-earning assets	110,337	135.05	71,821	74.19	2,284,464	59.49	54	6,086	(95)	7,556
In foreign currency	**3,938,165**	**5.97**	**3,549,059**	**5.10**	**1,823,460**	**24.44**	**11**	**87**	**116**	**(1,847)**
Government securities	410,178	(0.02)	388,504	2.84	828,918	46.90	6	(286)	(51)	(4,692)
Loans	3,498,002	7.40	3,120,918	5.46	965,725	4.99	12	194	262	241
Other interest-earning assets	29,985	(78.55)	39,637	(0.49)	28,816	30.22	(24)	(7,806)	4	(10,877)
Interest-earning assets	**17,293,195**	**37.45**	**16,296,229**	**38.82**	**12,546,963**	**72.72**	**6**	**(137)**	**38**	**(3,527)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.
2. Does not include Galicia Más

Average interest-earning assets reached Ps.17,293,195 million, registering an increase of Ps.4,746,232 million (38%), compared to the second quarter of 2024. This increase was mainly the result of a higher volume of loans in pesos for Ps.4,942,235 million (117%) and of loans in foreign currency for Ps.2,532,277 million (262%), offset by a lower volume of other interest-earning assets in pesos for Ps.2,174,127 million (95%).

The average yield on interest-earning assets for the second quarter was 37.45%, representing a decrease of 3,527 bp, compared to the same quarter of the previous year. This variation is mainly justified by lower average yields on government securities in pesos and in foreign currency.

Compared to the first quarter of 2025, average interest-earning assets increased by Ps.996,966 million (6%), mainly due to a higher volume of loans in pesos for Ps.1,177,579 million (15%) and loans in foreign currency by Ps.377,084 million (12%), partially offset by a decrease in the volume of government securities in pesos by Ps.608,232 billion (13%). In comparison, the average lending rate decreased by 137 b.p.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2025				2024		Variation (%|bp)			
	2Q		1Q		2Q[2]		vs.1Q25		vs.2Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**7,939,559**	**27.72**	**7,642,455**	**29.80**	**5,734,252**	**45.51**	**4**	**(208)**	**38**	**(1,779)**
Saving accounts	1,160,814	0.30	1,173,687	0.31	881,200	0.02	(1)	(1)	32	28
Time deposits	4,644,499	34.68	4,876,638	36.32	2,874,907	61.83	(5)	(164)	62	(2,715)
Other Deposits	1,765,852	26.42	1,228,767	28.61	1,539,120	39.43	44	(219)	15	(1,301)
Debt securities	166,788	37.04	177,898	40.90	36,045	52.24	(6)	(386)	363	(1,520)
Other interest-bearing liabilities	201,607	28.87	185,466	42.29	402,979	51.09	9	(1,342)	(50)	(2,222)
In foreign currency	**6,903,818**	**1.62**	**6,864,031**	**1.25**	**2,818,860**	**1.40**	**1**	**37**	**145**	**22**
Saving accounts	4,814,775	0.07	5,166,053	—	2,098,372	—	(7)	7	129	7
Time deposits	733,610	3.26	613,811	1.90	323,504	1.79	20	136	127	147
Other Deposits	181,162	0.94	62,086	0.05	3,157	—	192	89	n.m	94
Debt securities	1,097,667	7.19	941,832	7.41	343,416	8.21	17	(22)	220	(102)
Other interest-bearing liabilities	76,605	5.57	80,250	5.41	50,410	10.84	(5)	16	52	(527)
Interest-bearing liabilities	**14,843,377**	**15.58**	**14,506,487**	**16.29**	**8,553,112**	**30.97**	**2**	**(71)**	**74**	**(1,539)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.
2. Does not include Galicia Más

Interest bearing liabilities reached Ps.14,843,377 million, registering an increase of Ps.6,290,265 million (74%) in relation to the same period of 2024, mainly due to an increase in saving accounts in foreign currency for Ps.2,716,403 million (129%), time deposits in pesos for Ps.1,769,592 million (62%) and debt securities in foreign currency for Ps.754,251 million (220%).

Likewise, the average rate on interest-bearing liabilities was 15.58%, registering a decrease of 1,539 bp with respect to the second quarter of the previous year, as a consequence of the decrease in the interest rate on time deposits in pesos for 2,715 b.p. and other interest-bearing liabilities in pesos for 2,222 bp.

Compared to the first quarter of 2025, interest-bearing liabilities increased by Ps.336,890 million (2%), while the average rate decreased by 71 bp.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Net interest income

Net interest income for the quarter amounted to Ps.917,490 million, with a Ps.512,663 million (36%) decrease compared to the Ps.1,430,153 million profit from the same quarter of 2024. Compared to the first quarter of 2025, net interest income was Ps.70,398 million (8%) higher.

Interest Income

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q[1]	vs.1Q25	vs.2Q24
Cash and due from banks	7	25	—	(72)	N/A
Government securities	387,113	417,413	1,027,858	(7)	(62)
Other financial assets	170	59	—	188	N/A
Loans and other financing	1,103,054	1,015,326	736,236	9	50
Non financial public sector	74	74	—	—	N/A
Financial sector	15,183	16,036	4,563	(5)	233
Non-financial private sector	1,087,797	999,216	731,673	9	49
Overdrafts	111,921	90,323	94,504	24	18
Promissory notes	287,397	266,100	221,698	8	30
Mortgage loans	103,044	67,410	118,181	53	(13)
Pledge loans	40,443	41,264	11,239	(2)	260
Personal loans	252,896	260,127	112,025	(3)	126
Credit-card loans	267,495	255,110	167,112	5	60
Financial leases	4,684	4,404	2,013	6	133
Pre-financing and export financing	13,185	8,932	2,524	48	422
Other	6,732	5,546	2,377	21	183
Repurchase agreement transactions	4,357	4,283	328,313	2	(99)
Interest income	**1,494,701**	**1,437,106**	**2,092,407**	**4**	**(29)**

1. Does not include Galicia Más

Interest income for the quarter reached Ps.1,494,701 million, 29% lower than the Ps.2,092,407 million recorded in the second quarter of 2024.

This decrease was a result of lower interest on government securities valued at amortized cost of Ps.640,745 million (62%), which in the second quarter of 2024 had yields above inflation. Additionally, lower interest was recorded on repurchase agreement transactions of Ps.323,956 million (99%), which were replaced by LEFIs (Letras Fiscal de Liquidez del Tesoro Nacional) starting in July 2024.

These lower results were offset by an increase in interest from loans and other financing of Ps.366,818 million (50%). Particularly notable were increases in personal loans (126%), credit cards (60%), and promissory notes (30%).

Relative to the first quarter of 2025, interest income was Ps.57,595 million (4%), primarily due to higher interest on loans and other financing of Ps.87,728 million (9%), generated by the increased loan portfolio volume. This increase was offset by a decrease in interest on government securities of Ps.30,300 million (7%).

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Interest expenses totaled Ps.577,211 million, registering a decrease of Ps.85,043 million (13%), compared to the same quarter of 2024. This decrease was a consequence of lower expenses from other deposits for Ps.44,533 million (27%) and lower expenses from interest on time deposits and term investments for Ps.27,227 million (6%) generated by a decrease in the annual nominal rate.

In relation to the first quarter of 2025, interest expenses were lower by Ps.12,803 million (2%), mainly due to a decrease in other deposits by Ps.7,119 million (1%) and lower expenses from repurchase agreement transactions by Ps.8,524 million (75%).

Interest expenses

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q [1]	vs.1Q25	vs.2Q24
Deposits	(527,400)	(534,519)	(597,526)	(1)	(12)
Current accounts	(2)	(2)	—	—	N/A
Saving accounts	(1,669)	(918)	(37)	82	n.m.
Time deposits and term investments	(404,091)	(441,813)	(431,318)	(9)	(6)
Other	(121,638)	(91,786)	(166,171)	33	(27)
Financing from financial institutions	(4,998)	(4,951)	(1,315)	1	280
Repurchase agreement transactions	(2,864)	(11,388)	(1,486)	(75)	93
Other interest-bearing liabilities	(7,243)	(3,334)	(50,139)	117	(86)
Negotiable obligations	(27,031)	(28,116)	(5,047)	(4)	436
Subordinated Negotiable obligations	(7,675)	(7,706)	(6,741)	—	14
Interest expenses	**(577,211)**	**(590,014)**	**(662,254)**	**(2)**	**(13)**

1. Does not include Galicia Más

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Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q[1]	vs.1Q25	vs.2Q24
Credit cards	100,990	103,456	66,985	(2)	51
Deposit accounts	36,983	38,560	28,877	(4)	28
Insurance	10,674	8,786	5,316	21	101
Financial fees	475	431	610	10	(22)
Credit- related fees	2,149	2,419	1,392	(11)	54
Foreign trade	13,182	14,570	12,884	(10)	2
Collections	20,829	19,945	17,448	4	19
Utility-Bills collection services	17,322	19,758	15,268	(12)	13
Mutual Funds	8,060	7,687	5,669	5	42
Fees from bundles of products	32,130	27,221	25,860	18	24
Other	23,785	33,732	21,069	(29)	13
Total fee income	**266,579**	**276,565**	**201,378**	**(4)**	**32**
Total expenditures	**(51,149)**	**(45,382)**	**(35,941)**	**13**	**42**
Net fee income	**215,430**	**231,183**	**165,437**	**(7)**	**30**

1. Does not include Galicia Más

The net fee income reached Ps.215,430 million, registering an increase of 30% compared to Ps.165,437 million in the second quarter of 2024.

This increase was primarily due to higher credit card fees of Ps.34,005 million (51%), higher deposit fees of Ps.8,106 million (28%) and an increase in fees for product packages of Ps.6,270 million (24%), offset by an increase in fee expenses of Ps.15,208 million (42%).

Compared to the first quarter of 2025, net fee income decreased by Ps.15,753 million (7%), mainly due to a reduction in other commissions of Ps.9,947 million (29%) This lower result was due to a reduced volume of client transactions involving the purchase and sale of public and private securities, mostly from the purchase and sale of MEP dollars, following the lifting of exchange restrictions.

Additionally, commission expenses increased by Ps.5,767 million (13%).

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Net income from financial instruments

Net income from financial instruments was Ps.118,189 million, Ps.68,896 million (37%) lower than the Ps.187,085 million recorded in the same quarter of 2024. This decrease was due to a Ps.75,720 million (53%) lower result from government securities, offset by a Ps.8,060 million (74%) higher result from private sector securities.

Relative to the first quarter of 2025, net income from financial instruments decreased by Ps.19,923 million (14%), mainly due to a Ps.20,100 million (23%) lower result from government securities, generated by lower average volume in the quarter. Additionally, a Ps.16,588 million (40%) lower result from derecognition of assets was recorded. These effects were offset by a Ps.16,377 million (168%) increase in results from derivative financial instruments.

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q[1]	vs.1Q25	vs.2Q24
Government securities	68,066	88,166	143,786	(23)	(53)
Private sector securities	18,997	18,616	10,937	2	74
Derivative financial instruments	6,650	(9,727)	130	(168)	n.m.
Forward transactions	6,650	(9,727)	2,705	(168)	146
Options	–	–	(2,575)	—	100
Results of other financial assets/liabilities	3	(4)	4	(175)	(25)
Results from derecognition of assets	24,473	41,061	32,228	(40)	(24)
Net income from financial instruments	**118,189**	**138,112**	**187,085**	**(14)**	**(37)**

1. Does not include Galicia Más

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.59,378 million profit, Ps.6,400 million (12%) higher than the profit of Ps.52,978 million registered in the same quarter of the previous year. This result includes a gain of Ps.62,774 million for the purchase and sale of foreign currency, and Ps.42,603 million (254%) compared to the first quarter of 2025. This result includes a gain of Ps.62,774 million from purchase and sale of foreign currency, mainly attributable to a higher volume traded following the lifting of exchange restrictions.

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Other operating income

In the second quarter, other operating income amounted to Ps.81,635 million, registering an increase of Ps.48,974 million (150%) compared to those registered in the same quarter of 2024. This higher result was mainly due to the increase in other adjustments and interest on miscellaneous receivables for Ps.16,962 million (290%) and in others operating income for Ps.20,845 million (145%).

In relation to the first quarter of 2025, other operating income registering an increase by Ps.7,393 million (10%), mainly due to the increase in others operating income by Ps.8,378 million (31%).

Other Operating Income					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q[1]	vs.1Q25	vs.2Q24
Other financial income	932	2,658	3,493	(65)	(73)
Rental of safe deposit boxes	13,696	13,674	7,955	—	72
Other fee income	8,956	5,997	969	49	824
Other adjustments and interest on miscellaneous receivables	22,805	25,045	5,843	(9)	290
Other	35,246	26,868	14,401	31	145
Total other operating income	**81,635**	**74,242**	**32,661**	**10**	**150**

1. Does not include Galicia Más

Loan-loss provisions

Loan loss provisions for the quarter totaled Ps.333,217 million, Ps.219,221 million (192%) higher than those recorded in the same quarter of the previous year, and higher by Ps.70,901 million (27%) in relation to the first quarter of 2025. This increase was a consequence of a larger financing portfolio and a worsening in the delinquency ratios.

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Personnel expenses

Personnel expenses reached Ps.168,837 million, registering a decrease of Ps.4,358 million (3%) compared to the same quarter of 2024. In relation to the first quarter of 2025, personnel expenses decreased by Ps.9,775 million (5%).

In 2025, the restructuring provision established in the fourth quarter of 2024 began to be used.

Administrative expenses

Administrative expenses for the quarter reached Ps.201,055 million, registering an increase of Ps.51,612 million (35%) compared to the second quarter of the previous year. This increase was a consequence of higher maintenance and repairment of goods and IT for Ps.25,342 million (77%) and higher hired administrative services for Ps.17,650 million (62%).

In relation to the first quarter of 2025, administrative expenses increased by Ps.2,862 million (1%).

Administrative Expenses					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q[1]	vs.1Q25	vs.2Q24
Fees and compensations for services	12,738	12,017	9,588	6	33
Fees to directors and syndics	217	280	284	(23)	(24)
Publicity, promotion and research expenses	6,945	9,024	7,278	(23)	(5)
Taxes	36,823	42,569	41,156	(13)	(11)
Maintenance and repairment of goods and IT	58,283	53,850	32,941	8	77
Electricity and communications	8,986	8,306	7,714	8	16
Representation and mobility expenses	37	101	—	(63)	N/A
Stationery and office supplies	1,117	1,563	668	(29)	67
Hired administrative services	46,197	42,277	28,547	9	62
Security	5,876	6,811	3,943	(14)	49
Insurance	1,655	2,007	1,400	(18)	18
Other	22,181	25,112	15,924	(12)	39
Total administrative expenses	**201,055**	**203,917**	**149,443**	**(1)**	**35**

1. Does not include Galicia Más

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Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.54,669 million, registering a increase of 49% compared to the same quarter of 2024.

In relation to the first quarter of 2025, the result from depreciation and devaluation of asset increased by Ps.2,674 million (5%)

Other operating expenses

Other operating expenses for the quarter reached Ps.250,649 million, which represented an increase of Ps.28,294 million (13%), compared to the Ps.222,355 million recorded in the second quarter of the previous year. This increase was generated by higher other fee-related expenses for Ps.17,718 million (27%) and a higher turnover tax for Ps.14,082 million (12%) - mainly from services and financial operations.

In relation to the first quarter of 2025, operating expenses increased by Ps.26,754 million (12%), mainly due to a higher turnover tax by Ps.18,913 million (17%) - mainly from financial operations and other expenses by Ps.7,253 million (98%).

Other Operating Expenses

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q [1]	vs.1Q25	vs.2Q24
Contribution to the Deposit Insurance Fund	8,082	8,452	3,943	(4)	105
Other financial results	2,502	3,448	(4,048)	(27)	162
Turnover tax	127,839	108,926	113,757	17	12
On financial income	107,553	90,596	99,704	19	8
On fees	19,115	16,233	9,831	18	94
On other items	1,171	2,097	4,222	(44)	(72)
Other fee-related expenses	82,606	84,100	64,888	(2)	27
Charges for other provisions	6,706	3,997	9,902	68	(32)
Claims	8,296	7,607	4,628	9	79
Other	14,618	7,365	29,285	98	(50)
Total other operating expenses	**250,649**	**223,895**	**222,355**	**12**	**13**

1. Does not include Galicia Más

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Income tax

The income tax charge was Ps.60,180 million, Ps.177,733 million lower than in the second quarter of 2024, mainly, as a consequence of a lower operating result.

In relation to the first quarter of 2025, income tax increased by Ps.44,953 million (295%).

Other comprehensive income

In the second quarter of 2025, Galicia recorded a loss of Ps.16,059 million in other comprehensive income (OCI), mainly from the valuation of government securities.

In relation to the first quarter of 2025, other comprehensive income increased by Ps.92,592 million, mainly due to an improvement in the valuation of governmen securities.

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Selected financial information

Balance Sheet

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q [2]	vs.1Q25	vs.2Q24
Assets					
Cash and due from banks	5,771,658	5,907,871	3,468,131	(2)	66
Debt securities	928,933	834,426	2,007,306	11	(54)
Net loans and other financing	14,412,109	13,342,872	6,426,379	8	124
Other financial assets	7,249,761	7,846,577	7,002,434	(8)	4
Equity investments in subsidiaries, associates and joint businesses	8,007	8,302	8,737	—	—
Property, bank premises, equipment	1,042,436	1,076,665	827,935	(3)	26
Intangible assets	296,276	297,195	260,838	—	14
Other assets	440,166	579,325	109,290	(24)	303
Assets available for sale	8,368	16,718	24	—	—
Total assets	**30,157,714**	**29,909,951**	**20,111,074**	**1**	**50**
Liabilities					
Deposits	19,942,132	18,984,971	11,626,900	5	72
Financing from financial entities	132,040	133,098	46,907	(1)	181
Other financial liabilities	1,944,517	2,734,342	2,879,861	(29)	(32)
Negotiable obligations	1,017,185	911,033	61,598	12	n.m
Subordinated negotiable obligations	428,491	395,120	327,012	8	31
Other liabilities	1,246,185	1,072,747	845,495	16	47
Total liabilities	**24,710,550**	**24,231,311**	**15,787,773**	**2**	**57**
Shareholders' equity	**5,447,164**	**5,678,640**	**4,323,301**	**(4)**	**26**
Foreign currency assets and liabilities					
Assets	9,824,255	9,416,048	5,212,677	4	88
Liabilities	10,022,357	9,335,916	4,220,413	7	137
Net forward purchases/(sales) of foreign currency [(1)]	138,190	(41,056)	(111,700)	(437)	(224)
Net global position in foreign currency	**(59,912)**	**39,076**	**880,564**	**(253)**	**(107)**

(1) Recorded off-balance sheet.
(2) Does not include Galicia Más.

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Level of activity

Financing

As of June 30, 2025, financing to the private sector reached Ps.16,922,772 million, registering a 123% increase compared to the same period of the previous year. This increase was mainly due to higher loans in pesos for Ps.4,703,005 million (97%) and a higher loans in foreign currency for Ps.2,882,652 million (250%).
On the other hand, financing to the private sector recorded an increase of Ps.1,490,208 million compared to the first quarter of 2025, mainly due to an increase in loans in pesos by Ps.469,483 million, loans in foreign currency by Ps.429,793 million, and UVA-denominated loans in pesos by Ps.316,603 million.

The market share of total loans to the private sector as of June 30, 2025, reached 14.5%, which represented an increase of 260 bp compared to the second quarter of 2024. Compared to the first quarter of 2025, this represented a decrease of 70 bps.

Financing to the Private Sector(1)

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q 3	vs.1Q25	vs.2Q24
In pesos	**12,020,533**	**10,979,977**	**5,832,446**	**9**	**106**
Loans	9,563,238	9,093,755	4,860,233	5	97
UVA-adjusted loans	1,229,231	912,628	416,844	35	195
Financial leases	44,245	37,296	11,790	19	275
Other financing(2)	1,183,819	936,297	543,579	26	118
In foreign currency	**4,902,239**	**4,452,587**	**1,743,531**	**10**	**181**
Loans	4,033,432	3,603,639	1,150,780	12	250
Financial leases	2,152	2,075	709	4	204
Other financing(2)	866,655	846,873	592,042	2	46
Total financing to the private sector	**16,922,772**	**15,432,564**	**7,575,977**	**10**	**123**

1. Includes IFRS adjustments.
2. Includes certain off-balance sheet accounts related to guarantees granted.
3. Does not include Galicia Más

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As of June 30, 2025, the loan portfolio and other financing net of provisions reached Ps.14,412,109 million, registering a 124% increase compared to the second quarter of the previous year. The main increases were in:

- promissory notes for Ps.3,311,392 million (171%),
- credit cards for Ps.1,745,320 million (92%), and
- personal loans for Ps.1,188,745 million (201%).

In relation to the first quarter of 2025, notable increases were observed in promissory notes by Ps.413,386 million (9%), mortgages loans by Ps.271,976 million (48%), and credit cards by Ps. 126,981 million (4%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	2Q	1Q	2Q [1]	vs.1Q25	vs.2Q24
Financial entities	**230,486**	**132,768**	**24,649**	**74**	**835**
Loans	230,486	132,768	24,649	74	835
Non-financial private sector and residents abroad	**14,971,802**	**13,784,551**	**6,603,464**	**9**	**127**
Loans	14,595,415	13,477,254	6,403,208	8	128
Overdrafts	1,066,904	988,191	913,782	8	17
Promissory notes	5,245,934	4,832,548	1,934,542	9	171
Mortgage loans	833,098	561,122	61,805	48	n.m
Pledge loans	503,500	472,246	98,595	7	411
Personal loans	1,781,306	1,686,774	592,561	6	201
Credit-card loans	3,637,634	3,510,653	1,892,314	4	92
Pre-financing and financing of exports	764,889	687,913	221,480	11	245
Other Loans	193,929	223,112	276,583	(13)	(30)
Accrued interest, adjustments and foreign currency quotation differences receivable	603,285	548,093	428,559	10	41
Documented interest	(35,064)	(33,398)	(17,013)	5	106
Financial leases	46,397	39,371	12,499	18	271
Other financing	329,990	267,926	187,757	23	76
Non-financial public sector	**10,276**	**9,631**	**7,568**	**7**	**36**
Total loans and other financing	**15,212,564**	**13,926,950**	**6,635,681**	**9**	**129**
Allowances	**(800,455)**	**(584,078)**	**(209,302)**	**37**	**282**
Loans	(786,350)	(575,906)	(205,093)	37	283
Financial leases	(2,470)	(1,539)	(265)	60	832
Other financing	(11,635)	(6,633)	(3,944)	75	195
Net loans and other financing	**14,412,109**	**13,342,872**	**6,426,379**	**8**	**124**

1. Does not include Galicia Más

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q	2Q[2]	vs.1Q25	vs.2Q24
Government securities' net Position	**5,600,580**	**5,879,098**	**7,432,968**	**(5)**	**(25)**
Measured at fair value	**924,091**	**717,913**	**2,092,390**	**29**	**(56)**
In pesos	732,755	560,391	1,136,111	31	(36)
Adjusted by CER	125,179	111,481	90,266	12	39
In foreign currency	8,572	46,041	11,603	(81)	(26)
Dual Bond	57,585	—	854,410	N/A	(93)
Measured at amortized cost	**2,118,286**	**2,193,628**	**3,160,756**	**(3)**	**(33)**
In pesos	155,840	270,349	354,130	(42)	(56)
Adjusted by CER	1,594,611	849,569	2,614,502	88	(39)
In foreign currency	367,835	1,073,710	143,079	(66)	157
Lediv	—	—	49,045	N/A	(100)
Measured at fair value through OCI	**2,558,203**	**2,967,557**	**2,179,822**	**(14)**	**17**
In pesos	2,077,705	2,681,654	2,179,822	(23)	(5)
Adjusted by CER	480,498	285,903	—	68	N/A
Other receivables resulting from financial brokerage	**10,276**	**18,055**	**927,871**	**(43)**	**(99)**
Repurchase agreement transactions -Argentine Central Bank	—	—	920,303	—	(100)
Loans and other financing	10,276	9,630	7,568	7	36
Total exposure to the public sector	**5,610,856**	**5,897,153**	**8,360,839**	**(5)**	**(33)**

1. Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.
2. Does not include Galicia Más

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As of June 30, 2025, net exposure to the public sector reached Ps.5,610,856 million, registering a decrease of 33% in the last twelve months, as a result of a decrease in government securities adjusted by CER at amortized cost for Ps.1,019,891 million (39%) and repurchase agreement transactions for Ps.920,303 million.

Compared to the first quarter of 2025, there were decreases in government securities in foreign currency at amortized cost by Ps.705,875 million, and in government securities in pesos at fair value through OCI by Ps.603,949 million. These were offset by an increase in government securities adjusted by CER at amortized cost by Ps.745,042 million.

The net exposure to the public sector represents a 19% of the total asset, while in the second quarter of 2024 said exposure represented a 42% of total asset.

Funding and liabilities

Deposits amounted to Ps.19,942,132 million as of June 30, 2025, registering a 72% increase compared to the second quarter of the previous year. This increase was the result of a higher volume of saving accounts in foreign currency for Ps.3,486,327 million (162%), in time deposits in pesos for Ps.2,027,539 million (76%) and current accounts in pesos for Ps.685,268 million (47%). In relation to the first quarter of 2025, increases were recorded in other deposits in pesos by Ps.1,246,101 million and time deposits in foreign currency by Ps.364,718 million, offset by a decrease in time deposits in pesos of Ps.939,958 million.

Deposits

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q [1]	vs.1Q25	vs.2Q24
In pesos	**11,863,269**	**11,274,511**	**8,074,960**	**5**	**47**
Current accounts	2,156,208	2,123,898	1,470,940	2	47
Saving accounts	1,883,828	1,654,007	1,289,093	14	46
Time deposits	4,700,242	5,640,200	2,672,703	(17)	76
UVA-adjusted time deposits	161,063	70,789	160,735	128	—
Other	2,801,882	1,555,781	2,250,358	80	25
Interests and adjustments	160,046	229,836	231,131	(30)	(31)
In foreign currency	**8,078,863**	**7,710,460**	**3,551,940**	**5**	**127**
Saving accounts	5,641,153	5,618,294	2,154,826	—	162
Time deposits	1,030,462	665,744	420,830	55	145
Other	1,404,576	1,424,987	975,530	(1)	44
Interests and adjustments	2,672	1,435	754	86	254
Total deposits	**19,942,132**	**18,984,971**	**11,626,900**	**5**	**72**

1. Does not include Galicia Más

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Total deposit accounts as of June 30, 2025, reached 11.2 million, with an increase of 45% compared to the same date of the previous year and an 11% growth relative to the first quarter of 2025.

The market share of private sector deposits reached 16.0% as of June 30, 2025, registering an increase of 550 bp compared to the second quarter of 2024 and a decrease of 70 bp compared to the first quarter of 2025.

Financial Liabilities

Financial Liabilities					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	2Q	1Q	2Q [1]	vs.1Q25	vs.2Q24
Financial entities	132,040	133,099	46,907	(1)	181
Financing from credit-card purchases	794,558	647,097	584,474	23	36
Negotiable obligations	1,017,185	911,032	61,599	12	n.m.
Subordinated negotiable obligations	428,491	395,121	327,011	8	31
Creditors from purchases of foreign currency	82,022	1,110,479	64,763	(93)	27
Collections on account of third parties	631,677	320,982	246,573	97	156
Other financial liabilities	436,260	655,782	1,984,050	(33)	(78)
Total financial liabilities	**3,522,233**	**4,173,592**	**3,315,377**	**(16)**	**6**

1. Does not include Galicia Más

Financial liabilities amounted to Ps.3,522,233 million, registering an increase of Ps.206,856 million (6%) compared to the Ps.3,315,377 million registered in the second quarter of 2024. The variation was mainly due to an increase of negotiable obligations for Ps.955,586 million and of collections on account of third parties for Ps.385,104 million, offset by a decrease in other financial liabilities for Ps.1,547,790 million (78%).

In relation to the first quarter of 2025, the decrease was mainly due to a lower creditor from purchase of foreign currency by Ps.1,028,457 million, offset by an increase in collections on account of third parties for Ps.310,695 million

On April 30, Banco Galicia issued Classes XXIV and XXV of Negotiable Bonds. Class XXIV was issued for a face value of Ps.12,195 million at a monthly effective rate of 2.65% and maturing on October 30, 2025. Class XXV was issued for a face value of Ps.53,702 million at a TAMAR rate +3.50% and maturing on April 30, 2026.

On May 8, it issued Class XXVI of Negotiable Bonds. The Class was issued for a nominal value of US$128 million at a 0% interest rate and maturing on November 28, 2025.

On May 27, it issued Class XXVII Negotiable Bonds for a nominal value of US$68 million at a 4% nominal annual rate and maturing on December 30, 2025. On the same date, Banco Galicia issued Class XXVIII Negotiable Bonds for a nominal value of US$71 million at a 5.9% nominal annual rate and maturing on May 27, 2026.

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Liquidity

Liquidity[(1)]					
Percentages, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q[2]	vs.1Q25	vs.2Q24
Cash and due from banks	5,771,658	5,907,871	3,468,131	(2)	66
Government securities[(1)]	5,521,863	5,662,356	7,144,319	(2)	(23)
Call-money	88,691	19,918	6,977	345	n.m.
Overnight placements in correspondent banks	149,818	197,919	235,846	(24)	(36)
Repurchase agreement transactions	94,655	61,723	942,001	53	(90)
Other financial assets	1,376,771	669,777	5,620	106	n.m.
Total liquid assets	**13,003,456**	**12,519,564**	**11,802,894**	**4**	**10**
Liquidity ratios (%)				**Variation (bp)**	
Liquid assets as a percentage of transactional deposits	94.3	102.3	147.7	(800)	(5,340)
Liquid assets as a percentage of total deposits	65.2	65.9	101.5	(70)	(3,630)

1. Starting in the second quarter of 2025, all portfolios of government securities (measured at fair value, amortized cost, and fair value through OCI) are included and valued at fair value For comparative purposes, this change was applied retroactively.
2. Does not include Galicia Más.

As of June 30, 2025, the Bank's liquid assets represented 94.3% of the Bank's transactional deposits and 65.2% of its total deposits, compared to 147.7% and 101.5%, respectively in the second quarter of 2024 and to 102.3% and 65.9% in the first quarter in 2025.

30

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Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.748,615 million as of June 30, 2025, representing 4.4% of total financing, recording a 240 bp decrease as compared to the 2.0% recorded in the same quarter of 2024 and an increase of 130 bps compared to the 3.1% of the first quarter of 2025.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 117.9%, compared to 160.3% of a year before and as of March 31, 2025, the ratio was 158.6%.

Financing Portfolio Quality

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q [1]	vs.1Q25	vs.2Q24
Non-accrual Financings	**748,615**	**417,835**	**150,280**	**79**	**398**
With preferred guarantees	25,088	12,505	4,494	101	458
With other guarantees	14,054	17,780	3,045	(21)	362
Without guarantees	709,473	387,550	142,741	83	397
Allowance for loan losses	**882,706**	**662,551**	**240,904**	**33**	**266**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	4.4	3.1	2.0	130	240
Allowance for loan losses to loans to the private sector	5.2	4.9	3.2	30	200
Coverage	117.9	158.6	160.3	(4,070)	(4,240)
Non-accrual loans with guarantees to non-accrual financing	5.2	7.3	5.0	(210)	20
Cost of risk	8.1	6.9	6.7	120	140

1. Does not include Galicia Más

31

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q 1 vs.1Q25 vs.2Q24 Allowance for loan losses At the beginning of the quarter 662,551 504,347 199,922 31 231 Changes in the allowance for loan losses Provisions charged to income 317,146 260,882 113,325 22 180 Charge offs (56,921) (54,860) (36,564) 4 56 Inflation effect (40,070) (47,818) (35,779) (16) 12 Allowance for loan losses at the end of the quarter 882,706 662,551 240,904 33 266 Charge to the income statement Provisions charged to income (317,146) (260,882) (113,324) 22 180 Direct charge offs (16,071) (1,434) (672) n.m. n.m. Bad debts recovered 9,066 3,202 4,885 183 86 Net charge to the income statement (324,151) (259,114) (109,111) 25 197 During the quarter, Ps.56,921 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.16,071 million were made. 32 1. Does not include Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	2Q	1Q[1]	2Q[2]	vs.1Q25	vs.2Q24
Minimum capital requirement (A)	**1,746,859**	**1,343,100**	**777,746**	**30**	**125**
Allocated to credit risk	1,484,717	1,121,143	503,939	32	195
Allocated to market risk	26,277	20,370	15,438	29	70
Allocated to operational risk	235,865	201,587	258,369	17	(9)
Computable capital (B)	**5,054,707**	**3,459,467**	**2,741,038**	**46**	**84**
Tier I	4,947,239	3,405,773	2,649,863	45	87
Tier II	107,468	53,694	91,175	100	18
Excess over required capital (B) (A)	**3,307,848**	**2,116,367**	**1,963,292**	**56**	**68**
Risk weighted assets	**21,295,183**	**16,380,558**	**9,530,221**	**30**	**123**
Ratios (%)					**Variation (bp)**
Total capital ratio	23.7	21.1	28.8	260	(510)
Tier I capital ratio	23.2	20.8	27.8	240	(460)

1. This corresponds to Banco Galicia's Minimum Capital Position, excluding the balances of Galicia Más.
2. Does not include Galicia Más.

As of June 30, 2025, the computable capital was Ps.5,054,707 million and the minimum capital requirement was Ps.1,746,859 million, which represented an excess of Ps.3,307,848 million (189%). This excess was Ps.1,963,292 million (252%) as of the same date in 2024.

The capital requirement increased Ps.969,113 million and the computable capital increased Ps.2,313,669 million, compared to the second quarter of 2024.

The total tier 1 capital ratio was 23.2%, a decrease of 460 bps compared to the second quarter of 2024 and an increase of 260 bps compared to the first quarter of 2025. This latter change was primarily due to an increase in the capitalization due to the incorporation of Galicia Más into equity, which was partially offset by the increase in risk-weighted assets corresponding to this incorporation.

Regarding the change in the ratio between June 2025 and June 2024, the main changes included an increase in the portfolio, an increase in off-balance sheet items, and unused balances on credit cards and current account agreements due to regulatory changes. This was offset by an increase in the capitalization due to the incorporation of Galicia Más into equity, the monthly inflation adjustment, and results.

33

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Naranja X

Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X's biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Financial Report

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.100,469 million Net income for the period attributable to Naranja X -33% vs. 6M 2024 ROE 21.6% -2,030 bp vs. 6M 2024 Efficiency ratio 31.4% -980 bp vs. 6M 2024 2,665 Employees 9,793 Credit cards In thousands 112 Branches and other points of sale 35 Ps.32,130 million Results for the quarter attributable to Naranja X -71% vs. 2Q 2024 ROE 13.8% -4,740 bp vs. 2Q 2024 Efficiency ratio 30.8% -280 bp vs. 2Q 2024 Highlights 7,930 Deposit accounts In thousands Ps.1,612 Average balance of deposits 2Q25 In billions 2.7% Market share: Saving accounts 4.5% Market share: Personal Loans 81% Digital clients

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

In the second quarter, Naranja X recorded a net result attributable to the company of Ps.32,130 million in profit, Ps.80,473 million lower than the result recorded in the same period of the previous year. This variation is mainly explained by a lower operating result.

Net operating income decreased by Ps.128,127 million (30%), mainly as an increase in loan loss provisiones for Ps.141,957 million (160%). This lower result was partially offset by an increase in net fee income, which amounted to Ps.31,082 million (25%).

The result for the quarter represented, on an annualized basis, an ROA of 2.1% and an ROE of 13.8%, while in the second quarter of 2024 they represented 13.7% and 61.20%, respectively.

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q	vs.1Q25	vs.2Q24
Net interest income	275,471	280,489	326,601	(2)	(16)
Net fee income	155,741	156,055	124,659	—	25
Net results from financial instruments	59,206	60,536	25,960	(2)	128
Gold and foreign currency quotation differences	(11,800)	(5,341)	1,532	121	(870)
Other operating income	44,699	45,151	30,735	(1)	45
Loan loss provisions	(230,825)	(166,243)	(88,868)	39	160
Net operating income	**292,492**	**370,647**	**420,619**	**(21)**	**(30)**
Personnel expenses	(57,582)	(53,705)	(47,732)	7	21
Administrative expenses	(47,229)	(56,089)	(54,794)	(16)	(14)
Depreciations and devaluations of assets	(7,830)	(7,901)	(8,745)	(1)	(10)
Other operating expenses	(95,963)	(83,783)	(71,160)	15	35
Operating income	**83,888**	**169,169**	**238,188**	**(50)**	**(65)**
Results from the net monetary position	(36,661)	(59,898)	(89,616)	(39)	(59)
Income tax	(15,069)	(41,026)	(35,969)	(63)	(58)
Net income	**32,158**	**68,245**	**112,603**	**(53)**	**(71)**
Net Income Attributable to Non-controlling Interests	28	(94)	—	(130)	N/A
Net Income Attributable to Naranja X	32,130	68,339	112,603	(53)	(71)
Other comprehensive income	938	848	(471)	11	(299)
Total comprehensive income	**33,096**	**69,093**	**112,132**	**(52)**	**(70)**
Total comprehensive income to Non-controlling Interests	75	(52)	—	n.m.	N/A
Total comprehensive income to Naranja X	33,021	69,145	112,132	(52)	(71)

36

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 37 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 2.1% 4.8% 13.7% 2Q 2025 1Q 2025 2Q 2024 13.8% 29.5% 61.2% 2Q 2025 1Q 2025 2Q 2024 22.7% 26.4% 45.6% 2Q 2025 1Q 2025 2Q 2024 30.8% 32.0% 33.6% 2Q 2025 1Q 2025 2Q 2024

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q vs.1Q25 vs.2Q24 Assets Cash and due from banks 281,022 209,344 62,223 34 352 Debt securities — — 62,742 — (100) Net loans and other financing 4,529,023 4,305,930 2,709,962 5 67 Other financial assets 1,390,749 1,104,004 736,098 26 89 Property, bank premises, equipment 76,721 78,742 79,807 (3) (4) Intangible assets 21,619 20,534 19,478 5 11 Other non-financial assets 169,406 136,927 75,951 24 123 Total assets 6,468,540 5,855,481 3,746,261 10 73 Liabilities Deposits 1,920,185 1,611,411 721,163 19 166 Financing from financial entities 646,148 509,903 433,329 27 49 Other financial liabilities 2,242,454 2,249,650 1,507,219 — 49 Negotiable obligations 397,910 236,872 118,341 68 236 Other non-financial liabilities 323,890 273,880 175,662 18 84 Total liabilities 5,530,587 4,881,716 2,955,714 13 87 Shareholders' equity 937,953 973,765 790,547 (4) 19 Shareholders' equity attributable to Non-controlling 1,212 1,136 — 7 N/A Shareholders' equity attributable to Naranja X 936,741 972,629 790,547 (4) 18 38 Selected financial information

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q vs.1Q25 vs.2Q24 Non-accrual loans 428,279 305,323 118,474 40 261 Allowances for loan losses and provisions 504,593 377,383 171,820 34 194 Ratios (%) Variation (bp) NPL Ratio 8.7 6.6 6.1 210 260 Allowance for loan losses to loans to the private sector 10.2 8.2 6.3 200 — Coverage 117.8 123.6 202.2 (580) (8,440) Cost of risk 19.0 14.8 19.6 420 (60) Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of June 30, 2025, amounted to 117.8%, compared to 202.2% on the same date of the previous year. 39 Assets quality

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q vs.1Q25 vs.2Q24 Allowances for loan losses At the beginning of the quarter 377,383 294,850 120,287 28 214 Changes in the allowance for loan losses Provisions charged to income 227,247 162,991 86,231 39 164 Reversals of allowances for loan losses (75) (75) (5,838) — (99) Charge off (74,720) (53,485) (6,364) 40 n.m. Effect of inflation (25,242) (26,898) (22,496) (6) 12 Allowance for loan losses at the end of the quarter 504,593 377,383 171,820 34 194 Charge to the income statement Provisions charged to income (227,247) (162,991) (86,230) 39 164 Direct charge offs (3,578) (3,252) (2,638) 10 36 Bad debt recovered 3,054 5,841 1,361 (48) 124 Net charge to the income statement (227,771) (160,402) (87,507) 42 160 40

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.20,355 million Net income for the period attributable to Seguros -202% vs. 6M 2024 ROE 55.1% +14,780 bp vs. 6M 2024 Combined Ratio 105.4% -2,420 bp vs. 6M 2024 883 2,973 Employees Polices In thousands 42 Clients In thousands Ps.12,848 million Net income for the quarter attributable to Seguros -33% vs. 2Q 2024 ROE 51.3% -17,150 bp vs. 2Q 2024 Combined Ratio 116.4% +3,450 bp vs. 2Q 2024 2,030 Highlights Agencies 12 To facilitate comparability, the information corresponding to the first quarter of 2025 has been adjusted. The information corresponding to the second quarter of 2024 does not include the balances of Galicia Más' insurance companies.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	2Q	1Q	2Q	vs.1Q25	vs.2Q24
Income from insurance services	120,016	131,256	113,394	(9)	6
Insurance service expenses	(102,003)	(117,406)	(102,919)	(13)	(1)
Net reinsurance expenses	(8,179)	5,683	(5,462)	(244)	50
Insurance financial results	(29,464)	(13,428)	15,565	119	(289)
Insurance business results	**(19,630)**	**6,105**	**20,578**	**(422)**	**(195)**
Interest income	16,544	10,929	14,150	51	17
Net results from financial instruments	25,871	1,724	3,095	n.m.	736
Gold and foreign currency quotation differences	2,289	2,396	351	(4)	552
Other operating income	4,517	3,825	5,824	18	(22)
Net operating income	**29,591**	**24,979**	**43,998**	**18**	**(33)**
Personnel expenses	2,148	(7,909)	(4,860)	(127)	(144)
Administrative expenses	(5,357)	(2,846)	(6,291)	88	(15)
Depreciations and devaluations of assets	(3,384)	(34)	(772)	n.m.	338
Other operating expenses	(373)	(261)	(41)	43	n.m.
Operating income	**22,625**	**13,929**	**32,034**	**62**	**(29)**
Results from the net monetary position	(2,853)	(3,277)	8,098	(13)	(135)
Income tax	(7,191)	118	(20,532)	n.m.	(65)
Net income	**12,581**	**10,770**	**19,600**	**17**	**(36)**
Net Income Attributable to Parent Company's Owners	33	52	75	(37)	(56)
Net Income Attributable to Non-controlling Interests	12,548	10,718	19,525	17	(36)
Other comprehensive income	267	(3,263)	(534)	(108)	(150)
Total comprehensive income	**12,848**	**7,507**	**19,066**	**71**	**(33)**
Total comprehensive income Attributable to Non-controlling Interests	33	52	75	(37)	(56)
Total comprehensive income Attributable to Parent Company's Owners	12,815	7,455	18,991	72	(33)

43

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 44 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 8.8% 10.2% 18.6% 2Q 2025 1Q 2025 2Q 2024 51.3% 60.2% 222.8% 2Q 2025 1Q 2025 2Q 2024 116.4% 95.3% 81.9% 2Q 2025 1Q 2025 2Q 2024 87.1% 93.5% 75.9% 2Q 2025 1Q 2025 2Q 2024 (1) 1. ROE impacted by the transition from IFRS 4 to IFRS 17 for Insurance Contracts.

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q vs.1Q25 vs.2Q24 Assets Cash and due from banks 8,270 4,471 3,558 85 132 Debt securities 500,466 445,627 97,870 12 411 Other financial assets 306,100 287,031 50,227 7 509 Property, bank premises, equipment 8,087 7,570 7,149 7 13 Intangible assets 20,637 20,998 23,778 (2) (13) Assets for insurance and reinsurance contracts 93,986 103,095 88,342 (9) 6 Other non-financial assets 110,372 97,524 70,611 13 56 Total assets 1,047,918 966,316 341,535 8 207 Liabilities Liabilities for insurance and reinsurance contracts 767,281 741,956 225,607 3 240 Other non-financial liabilities 106,923 63,495 69,858 68 53 Total liabilities 874,204 805,451 295,465 9 196 Shareholders' equity 173,714 160,865 46,070 8 277 45 Selected financial information

Financial Report Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights

> To facilitate comparability, the information corresponding to the first quarter of 2025 has been adjusted. The information corresponding to the second quarter of 2024 does not include the balances of Galicia Más.

Ps.55,667 million
Net income for the period
+57% vs. 6M 2024

Ps.10,395
Assets under management
In billions
+39% vs. 2Q 2024

15.5%
Market share
+270 bp vs. 2Q 2024

Ps.27,031 million
Results for the quarter
+61% vs. 2Q 2024

32
Employees

30
Assets under management

47

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Income Statement In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q vs.1Q25 vs.2Q24 Net results from financial instruments 6,374 6,448 3,984 (1) 60 Gold and foreign currency quotation differences 183 42 15 336 n.m. Other operating income 46,866 48,796 33,440 (4) 40 Net operating income 53,423 55,286 37,439 (3) 43 Personnel and administrative expenses (3,075) (3,319) (2,273) (7) 35 Other operating expenses (4,455) (4,801) (2,066) (7) 116 Operating income 45,893 47,166 33,100 (3) 39 Results from the net monetary position (4,458) (6,858) (5,609) (35) (21) Income tax (14,404) (11,672) (10,732) 23 34 Net income 27,031 28,636 16,759 (6) 61 48 Results for the quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Assets under management

Assets under management

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	2Q	1Q	2Q	vs.1Q25	vs.2Q24
Fima Acciones	75,943	107,498	95,075	(29)	(20)
Fima P.B. Acciones	49,325	66,421	50,799	(26)	(3)
Fima Renta en Pesos	119,790	121,012	108,127	(1)	11
Fima Ahorro Pesos	396,123	423,013	326,062	(6)	21
Fima Renta Plus	88,289	89,934	85,483	(2)	3
Fima Premium	7,273,170	7,155,405	6,272,930	2	16
Fima Ahorro Plus	374,402	383,624	302,466	(2)	24
Fima Capital Plus	107,651	138,411	156,941	(22)	(31)
Fima Abierto Pymes	23,005	16,838	14,537	37	58
Fima Mix I	26,309	30,085	33,443	(13)	(21)
Fima Premium Dolares	889,638	—	—	—	—
Fima Mix II	9,601	8,788	9,227	9	4
Fima Renta Fija Internacional	3,945	4,248	7,303	(7)	(46)
Fima Sustentable ASG	5,147	4,250	6,547	21	(21)
Fima Acciones Latinoamericanas Dólares	546	502	658	9	(17)
Fima Renta Fija Dólares	96,278	352,224	6	(73)	n.m.
Fima Mix Dólares	130,194	143,381	19,180	(9)	n.m.
HF Renta Fija Estratégica	30,424	35,386	—	(14)	N/A
HF Renta Dolares	8,159	8,898	—	(8)	N/A
HF Infraestructura PPERel	69,997	66,184	—	6	N/A
HF Acciones Líderes	25,370	35,364	—	(28)	N/A
HF Acciones Argentinas	13,601	22,672	—	(40)	N/A
HF Pesos	353,726	1,023,076	—	(65)	N/A
HF Pesos Renta Fija	17,344	20,329	—	(15)	N/A
HF Pesos Plus	102,848	198,834	—	(48)	N/A
HF Renta Fija Argentina	15,541	33,658	—	(54)	N/A
HF Desarrollo Abierto PYMES	33,070	32,482	—	2	N/A
HF Infraestructura II	8,922	9,083	—	(2)	N/A
HF Retorno Total	28,296	31,332	—	(10)	N/A
HF Balanceado	18,573	23,011	—	(19)	N/A
Roble Ahorro en Dólares	–	469	–	(100)	N/A
Assets under management	**10,395,227**	**10,586,412**	**7,488,784**	**(2)**	**39**

49

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 2Q 1Q 2Q vs.1Q25 vs.2Q24 Assets Cash and due from banks 15,412 15,058 11,431 2 35 Debt securities 8,021 59,033 67 (86) n.m. Net loans and other financing 10 2 — 400 — Other financial assets 98,548 89,332 46,619 10 111 Other non-financial assets 1,739 2,441 62 (29) n.m. Total assets 124,218 166,059 58,193 (25) 113 Liabilities Other non-financial liabilities 28,110 96,982 14,829 (71) 90 Total liabilities 28,110 96,982 14,829 (71) 90 Shareholders' equity 96,108 69,077 43,364 39 122 50 Selected financial information

Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Relevant information Corporate Reorganization Dividends On July 11, 2025, and August 12, 2025, Grupo Galicia paid cash dividends of Ps.33,978 million and Ps.34,528 million, respectively, as approved by the Shareholders' Meeting held on April 29, 2025. On August 6, 2025, Grupo Galicia paid cash dividends of Ps.34,528 million, as approved by the Shareholders' Meeting held on April 29, 2025. Fabian Kon will continue as CEO of Grupo Galicia, focusing on executing the Group’s strategy and consolidating a shared vision of long-term sustainable value creation. CEO Banco Galicia Negotiable obligations On August 14, 2025, the issuance in dollars of Negotiable Bonds Class XXIX was approved, maturing 12 months from the date of issue, the result of the placement was for a nominal value of US$110 million, the same accrues a rate of 6.25% nominal annual, which will be payable on February 14, 2026 and at maturity, August 31, 2026.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

ESG

New Sustainable Financing Line for SMEs

In May 2025, Banco Galicia launched a new financing proposal to promote green, social, and certified best-practice projects. This financing is exclusive to Galician clients and includes loans with no maximum loan amount, maturities of up to 24 months, and a preferential interest rate of 35%.

Digital Weed Mapping

During May 2025, together with BASF and Nera, Banco Galicia promoted the Digital Weed Mapping initiative, which aims to optimize weed control and reduce input usage by more than 60%, protecting both the environment and profitability. This collaboration seeks to transform sustainability into a tangible value by linking the adoption of sustainable technology with concrete, simple, and accessible financial incentives for producers.

Regional Meeting on Sustainable Finance

During June 2025, in Chile, Banco Galicia participated in the Regional Meeting for Latin America and the Caribbean (LAC) on Sustainable Finance, an initiative of UNEP (UNEP FI). In this exclusive space for banks, Banco Galicia shared knowledge on aligning the financial sector with sustainability goals and continued shaping the sustainable finance agenda in the region.

Merco ESG Ranking

Banco Galicia was recognized among the top five companies in the Merco ESG Ranking, positioning itself as one of the companies most committed to social, environmental, and corporate governance responsibility. This recognition reflects the sustainable approach that characterizes the organization, fostering a people-centered culture that integrates innovation as a driver of transformation and promotes a business model focused on positive impact.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Regulatory changes

Distribution of results - Net Global Foreign Currency Position

According to Communication "A" 8214 of March 13, 2025, financial institutions that decide to distribute earnings must offer each non-resident shareholder the option of receiving their dividends in a single cash installment, provided that these funds are directly allocated to the primary subscription of BOPREAL.

Furthermore, any foreign currency holdings that financial institutions may maintain as a result of the BOPREAL subscription transaction, until they are credited to non-resident shareholders, will be excluded from the calculation of their "net global foreign currency position."

On July 10, 2025, through Communication "A" 8276, the BCRA established that financial institutions may attribute to the increase in the limit of the positive net global foreign currency position any financing in pesos with variable remuneration based on the fluctuation in the US dollar exchange rate.

Bonds for the Reconstruction of a Free Argentina (BOPREAL)

On April 30, 2025, through Communication "A" 8234, the Consolidated Text of Foreign Exchange Regulations (CFR) incorporates the subscription of BOPREAL bonds by debtors of principal and interest due with related counterparties, subject to the prior approval of the BCRA.
Clients may subscribe to Bonds for the Reconstruction of a Free Argentina (BOPREAL) for up to the amount owed as of the subscription date for:

- Compensatory interest due until 07/04/2024 for commercial debts for imports of goods and services with related counterparties.
- Compensatory interest due until 12/31/2024 for financial debts with related counterparties.
- Maturity due on financial debts with related counterparties.

Changes in Operational Risk Management

The BCRA, through Communication "A" 8249 of June 2, 2025, updated the guidelines on operational risk, effective September 1, 2025.

The standard incorporates three lines of defense for risk management, the degree of implementation of which must be proportional to the nature and size of the entity, the complexity of its operations, and appropriate to its risk profile.

- New responsibilities are assigned to the Board of Directors and Senior Management, including technological oversight and change management.
- Tools for identifying and assessing risks are updated.
- The principle of transparency is incorporated, requiring the publication of the approach and exposure to operational risk.
- A new operational resilience section is created, focused on maintaining critical operations in the face of disruptions.

Current accounts in dollars

The BCRA, through Communication "A" 8299, issued on August 7, 2025, enabled the opening of dollar checking accounts, on which checks in that currency may be issued only electronically (ECHEQ).

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Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima 54 Minimum Cash As of June 2, through Communication "A" 8246, issued on May 30, 2025, the BCRA modified the treatment of UVA deposits with early cancellation. The total term is no longer considered for calculating the minimum cash amount, but rather the time remaining until the customer can cancel. Furthermore, the minimum term is reduced from 180 to 90 days, and the interest rate will be freely agreed upon between the parties, eliminating the minimum of 1% nominal annual interest. As of June 6, 2025, through Communication "A" 8252, issued on June 5, 2025, the BCRA allows the residual term of said securities at the time of their payment to be considered when integrating the minimum cash requirement in pesos with national government securities. On June 26, through Communication "A" 8263, the BCRA suspended the minimum daily cash requirement in pesos, effective July 1. On July 10, through Communication "A" 8277, the BCRA established that financial institutions may carry forward the excess minimum cash requirement in pesos recorded between July and October 2025 to the month following the month in which it was generated. The carryover is not cumulative and is subject to monthly limits. Through Communication "A" 8281, issued on July 17, 2025, and Communication "A" 8289, issued on July 31, 2025, the BCRA raised the minimum cash requirement to 40% for demand deposits and term investments with early redemption that are part of mutual funds, and for borrower-liable securities in pesos, effective August 1. It also increases the demand-based guarantees in pesos by the same percentage. In addition, it reduces the demand requirement that can be paid with government securities by four percentage points. Beginning July 25, through Communication "A" 8286, issued on July 24, 2025, passive repurchase agreements in pesos will be subject to the minimum cash requirement rates for demand-based guarantees, i.e., 25% or 30% depending on their remaining term. On August 14, 2025, the BCRA, through Communication "A" 8302, adopted the following provisions: • As of August 18, 2025, the calculation of compliance with the minimum cash integration requirement in pesos is modified from the current average to a daily measurement. The possibility of transferring shortfalls in the minimum cash integration requirement is eliminated, while transferring excess amounts is maintained. • The charge in pesos applied to minimum cash integration deficiencies is increased to three times the TAMAR (Tamar). • Effective from August 19 to November 28, 2025, the requirement rates in pesos for demand deposits, early redemption deposits for money market FCIs, passive repos, and borrower-liable stock market guarantees (Group A and non-Group A G-SIBs) are increased by 5 percentage points. This bonus can be added to peso-denominated public securities purchased through primary subscription in special auctions starting on August 18. • Starting on August 19, all entities will be able to add up to 3 percentage points of the interest rates for demand deposits to peso-denominated public securities issued by the National Treasury that are purchased through primary subscription starting on August 18 in special auctions for financial entities. Through Communication "A" 8305, dated August 21, 2025, the BCRA established that, for September 2025, passive repurchase agreements and borrowing securities are computed based on their net negative position (borrowing position) when they have the same maturity and are placed on markets authorized by the CNV. Through Communication "A" 8306, issued on August 25, 2025, the BCRA adjusted the Minimum Cash requirements. As of August 25, 2025, the requirement applicable to demand deposits in pesos (current accounts, savings accounts, other demand accounts, and unused balances from advances) will increase by 2 percentage points. These requirements may be integrated with government bonds purchased in primary subscription as of that date, with a term of no less than 60 days. Additionally, as of September 1, 2025, the requirement for peso bonds subject to fractional reserve requirements will increase by 3.5 percentage points, and these bonds will also be integrated with these bonds. These changes result in the following requirements: demand deposits will remain at 53.5%, and demand deposits in Money Market Mutual Funds, passive repos, and stock market guarantees will remain at 48.5%, and may be partially integrated with National Government Bonds.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Glossary and additional information

Combined ratio: (insurance service expenses + net reinsurance expenses + insurance financial results) / (insurance service income).

Cost of risk: loan-loss provisions / average financing.

Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

Digital clients: number of customers with login in digital channels in the last 30 days.

Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (net interest income + net fee income + net result from financial instruments + foreign currency quotation differences + insurance business results + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

NPL ratio: non-accrual portfolio / total financing.

ROA: net income attributable to the company on average assets.

ROE: net income attributable to the company on average shareholders' equity.

N/A: not applicable.

n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%.

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Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Inflation, exchange rate and interest rates 2025 2025 2024 2024 2024 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 8,855.5681 8,353.3158 7694.0075 7122.2421 6351.7145 Consumer price index (IPC) (%) 6.01 8.57 8.03 12.13 18.57 Wholesale price index (IPIM) (%) (2) 4.26 4.70 3.46 7.30 9.90 Acquisition value unit (UVA) (3) 1,517.83 1,396.00 1,300.85 1,180.35 1,042.74 Exchange rate (Ps./US$) (4) 1,194.08 1,073.88 1,032.50 970.92 911.75 Badlar (5) (quartely averages) 32.69 29.89 36.72 38.36 44.14 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Adquisition Value Unit: BCRA (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 56

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

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